Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kamerschen Robert	2. Issuer Name and Ticker or Trading Symbol Linens ’n Things, Inc. (“LIN”)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [_] Officer (give [_] Other (specify title below) below)
(Last) (First) (Middle) c/o Linens ’n Things, Inc. 6 Brighton Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 05/01/03
(Street) Clifton, NJ 07015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share								2,300	D
Common Stock, par value $0.01 per share								1,000	D(1)
Common Stock, par value $0.01 per share	5/01/03		A		479	A		479	D(2)
Common Stock, par value $0.01 per share	5/01/03		A		1,000	A		1,000	D(3)

(1)     Restricted stock granted February 11, 2003 of which 50% will vest on August 12, 2003 and 50% will vest on February 12, 2004.
(2)     Stock Awarded in lieu of cash for Directors retainer.
(3)     Restricted stock granted on May 1, 2003 of which 50% will vest on November 2, 2003 and 50% will vest on May 2, 2004.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)(1)	$20.85	5/01/03		A		4,000		(1)	(1)	Common Stock	4,000	$0.00	4,000	D

Explanation of Responses: (1) Options are exercisable in one-third increments on May 1, 2004, May 1, 2005 and May 1, 2006. Options expire on May 1, 2010.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	BRIAN SILVA **Signature of Reporting Person Brian Silva, as Attorney-in-Fact	May 2, 2003 Date
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